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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                              Perini Corporation
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                                (Name of Issuer)


                                 Common  Stock
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                         (Title of Class of Securities)


                                   713839108
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                                 (CUSIP Number)


 Alan J. Barton, Esq., Paul, Hastings, Janofsky & Walker, 555 S. Flower Street,
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                   23rd Floor, Los Angeles, CA 90071-2371
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  December 13, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 713839108                   13D                PAGE 2 OF   PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Union Labor Life Insurance Company

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]**
                                                                (b) [X]**

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

 5

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      CITIZENSHIP OF PLACE OR ORGANIZATION

 6    Maryland

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                          SOLE VOTING POWER
                     7
     NUMBER OF            712,770 Shares **

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             712,770 Shares **

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 **
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      712,770 Shares **

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      12.702%

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      TYPE OF REPORTING PERSON*
14
      CO

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**See items 4 and 5
                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of the Common Stock, $1.00 par value ("Common Shares") of Perini Corporation, a Massachusetts corporation (the "Issuer") and also pertains to shares of Series B Cumulative Convertible Preferred Stock, $1.00 par value (the "Preferred Shares"), of the Issuer. The address of the principal executive offices of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

          The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed on behalf of The Union Labor Life Insurance Company (referred to herein as the "Reporting Person"), which is a wholly owned subsidiary of ULLICO Inc. Reporting Person is an insurance company incorporated in the State of Maryland, which is purchasing securities on behalf of its Separate Account P ("Separate Account P"), a commingled fund available for investment by qualified pension plans, and ULLICO Inc. is a corporation incorporated in the State of Maryland. Both Reporting Person and ULLICO Inc. have their principal place of business and principal office at 111 Massachusetts Avenue, N.W., Washington, D.C., 20001. Reporting Person is engaged in the principal business of insurance and financial services, and Separate Account P is engaged in the principal business of investing in special situation equity investments. ULLICO Inc. is a holding company with subsidiaries and affiliates engaged in the principal businesses of life, health, and property and casualty insurance, investment services and third party benefits administration.

          The names of the executive officers and directors of Reporting Person and ULLICO Inc., their citizenship and principal occupations are as set forth in
Exhibit 2.1 attached hereto. All of the persons identified in Exhibit 2.1 have their business address at 111 Massachusetts Avenue, N.W., Washington D.C., 20001.

          To the best knowledge of Reporting Person, none of the persons identified in Exhibit 2.1 has, during the last five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As described in Item 4, the Reporting Person has agreed, subject to certain terms and conditions, to purchase Preferred Shares from the Issuer which, at the time of issuance, will be convertible into Common Shares. The source of funds for the purchase of Preferred Shares will be funds provided by the unit holders of Separate Account P.

ITEM 4.   PURPOSE OF TRANSACTION.

          The responses to Items 3, 5 and 6 are incorporated herein by this reference.

          Reporting Person, on behalf of Separate Account P, has entered into a Stock Assignment and Assumption Agreement dated as of December 13, 1996 (the "Assignment Agreement"), with PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), and Issuer, under which PB Capital has assigned to Reporting Person, and Reporting Person assumed, all of PB Capital's rights and obligations relating to the purchase of between 32,500 and 37,500 Preferred Shares pursuant to a Stock Purchase and Sale Agreement dated as of July 24, 1996 as amended by letter agreements dated August 21, 1996, September 16, 1996, September 30, 1996 and October 9, 1996, and by the Second Amendment to Stock Purchase Agreement dated as of November 8, 1996 (as amended, the "Stock Purchase Agreement"), among PB Capital, Issuer and Richard C. Blum & Associates, L.P. ("RCBA"). A copy of the Assignment Agreement is attached hereto as Exhibit 4.1. Copies of the Stock Purchase and Sale Agreement dated as of July 24, 1996 and the Second Amendment to Stock Purchase Agreement dated as of November 8, 1996 are attached hereto as Exhibit 4.2.

          Upon issuance, each Preferred Share will be convertible into approximately 20.66 Common Shares (subject to adjustment for certain events under anti-dilution provisions established by a Certificate of Vote of the Board of Directors of Issuer under which the Preferred Shares are authorized).

          Under the Stock Purchase Agreement, PB Capital agreed to purchase from Issuer 150,150 Preferred Shares. The consummation of the purchase of these Preferred Shares under the Stock Purchase Agreement (the "Transaction") will lead to the election to the Issuer's Board of Directors of three individuals designated by PB Capital, and membership of at least one of these three new directors on each of the committees of the Board of Directors of Issuer, except for a five person Executive Committee of the Board of Directors on which all of three new directors will serve. Also, as reflected in the Stock Purchase Agreement, consummation of the Transaction will lead to the amendment of the bylaws of Issuer to provide that no action of the Board of Directors on certain matters may be taken without the prior favorable recommendation of the Executive Committee and that the Executive Committee will oversee the chief executive officer of the Issuer. The consummation of the Transaction is subject to certain significant contingencies set forth in the Stock Purchase Agreement, including approval of the Transaction and bylaw amendment by the holders of Common Shares of Issuer.

          Reporting Person acquired beneficial ownership of the Common Shares to which this statement on Schedule 13D relates by virtue of entering into the Assignment Agreement and thereby becoming a party to the Stock Purchase Agreement. Upon issuance of the Preferred Shares that Reporting Person has agreed to purchase, Reporting Person will acquire these Preferred Shares for investment purposes. Reporting Person, on behalf of Separate Account P, has entered into a Shareholders Agreement, dated as of December 13, 1996 (the "Shareholders Agreement"), with PB Capital under which Reporting Person has agreed to a five-year restriction on the transfer of the Preferred Shares it acquires from Issuer (and the Common Shares issued upon the conversion of Preferred Shares), except that in the event PB Capital proposes to sell or distribute to its partners any Preferred Shares or Common Shares, Reporting Person will have the right to participate in such sale or, in the case of such a distribution, to sell Preferred Shares or such Common Shares on a pro rata basis. A copy of the Shareholders Agreement is attached hereto as Exhibit 4.3.

          As a result of the Shareholders Agreement, Reporting Person and PB Capital may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Common Shares that are beneficially owned by PB Capital.

          Reporting Person has been informed by PB Capital that pursuant to a separate agreement, PB Capital will assign its rights and obligations under the Stock Purchase Agreement with respect to the purchase of 23,300 shares of Preferred Stock to The Common Fund for Non-Profit Organizations, a New York corporation ("The Common Fund").

          Except as disclosed in this Item 4, Reporting Person and ULLICO Inc. have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

NOTE: Information below regarding PB Capital and its beneficial ownership of Preferred Shares and Common Shares has been obtained from the statements on
Schedule 13D as have been or may be filed under the Exchange Act by PB Capital.

       (a)   (i)   As of the date of the filing of this statement, based on
information provided to Reporting Person by the Issuer and by PB Capital, after giving effect to the closing of the Transaction under the Stock Purchase Agreement and the assignment by PB Capital to The Common Fund described in Item 4, (i) Reporting Person will beneficially own an aggregate of approximately twenty two and nine hundred seventy seven one thousandths percent (22.977%) of the total outstanding Preferred Shares, and PB Capital will beneficially own an aggregate of approximately sixty one and five hundred five one thousandths percent (61.505%) of the total outstanding Preferred Shares, and (ii) assuming exercise of the conversion privilege attendant to these Preferred Shares, Reporting Person will beneficially own an aggregate of approximately twelve and seven hundred two one thousandths percent (12.702%), and PB Capital will beneficially own an aggregate of approximately twenty eight and thirty one one thousandths percent (28.031%) of the outstanding Common Shares. The number of shares and percentage of beneficial ownership of Common Shares is based upon an assumed 4,898,648 Common Shares being outstanding on the date hereof (as reported by the Issuer) and, in accordance with Rule 13d-3(d)(1)(i), for each of Reporting Person and PB Capital that the number of Common Shares and percentage of beneficial ownership assumes beneficial ownership of the number of Common Shares underlying the Preferred Shares that are beneficially owned by such holder.

          (ii) As a result of the Shareholders Agreement, Reporting Person and PB Capital may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. Based upon the assumptions appearing in paragraph
(a)(i) of this Item 5, if such group exists it would be deemed to beneficially own an aggregate of approximately eighty four and four hundred eighty two one thousandths percent (84.482%) of the Preferred Shares and an aggregate of approximately thirty four and eight hundred fifty three one thousandths percent (34.853%) of the outstanding Common Shares.

       (b) (i) Except as discussed in Item 4, the power to direct the disposition and voting of the Shares held by Reporting Person is vested in its officers.

          (ii) Except as discussed in Item 4, Reporting Person has been informed by PB Capital that the power to direct the disposition and voting of the Preferred Shares and Common Shares held by PB Capital is vested as follows:

          RCBA is the sole general partner of PB Capital. Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), is the sole general partner of RCBA. Richard C. Blum is the Chairman and a substantial Shareholder of RCBA Inc. Because of the foregoing organizational structure, each of PB Capital, RCBA, RCBA Inc. and Richard C. Blum are beneficial owners of the Preferred Shares and Common Shares owned directly by PB Capital.

          Ronald Tutor ("Tutor") has had discussions with RCBA about being one of the investors in PB Capital, possibly serving as one of PB Capital's designees to the Board of Directors of Issuer. Tutor is the president of Tutor-Saliba Corp., which is the owner of approximately 351,318 Common Shares or approximately 7.4% of the outstanding Common Shares. Tutor-Saliba Corp. has sole voting and dispositive control over those shares and no voting or dispositive control over the Preferred Shares or Common Shares owned by PB Capital. Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between PB Capital, Tutor or Tutor-Saliba Corp., PB Capital and Tutor expect that they will be consulting with each other and thus they and Tutor-Saliba Corp. may, for some purposes, be deemed to be members of a group with respect to the Issuer. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc.

       (c) Except as disclosed in Item 3, neither Reporting Person nor any other person disclosed in response to Item 2 has effected any transactions in the Preferred Shares or Common Shares in the past sixty days.

       (d)  Not applicable.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to Item 4 for a description of the Assignment Agreement, the Stock Purchase Agreement and the Shareholders Agreement.

          Under the Stock Purchase Agreement, for two years after the date of closing of the Transaction, Reporting Person, PB Capital and RCBA have agreed not to purchase any securities of Issuer, or securities convertible into or exchangeable for such securities, except for: securities purchased or exchanged pursuant to the terms of the Stock Purchase Agreement, securities issued by the Issuer pursuant to stock splits, stock dividends or recapitalizations, securities purchased by any broker-dealer affiliate of Reporting Person, PB Capital or RCBA for the account of any unaffiliated customer, securities issued pursuant to the exercise of a warrant, option or other right pursuant to a distribution to stockholders of Issuer or from Issuer directly, or securities issued pursuant to a business combination between Issuer and an entity which is not an affiliate of Reporting Person, PB Capital or RCBA.

          Under the Stock Purchase Agreement, Reporting Person, PB Capital and RCBA have agreed (i) for two years after the date of the Closing of the Transaction, not to transfer the Preferred Shares or the Common Shares to any person that engages in the construction business in competition with the business of Issuer, and (ii) after two years after the date of the Closing of the Transaction, to allow Issuer the right of first refusal to purchase (under certain circumstances) the Preferred Shares purchased pursuant to the Stock Purchase Agreement or the Common Shares into which they may be converted.

          Reporting Person, on behalf of Separate Account P, and RCBA have entered into a Services Agreement dated as of December 13, 1996 (the "Services Agreement") under which Reporting Person has agreed to pay RCBA certain fees for services rendered by RCBA in finding and structuring Reporting Person's investment in the Preferred Shares and providing quarterly reports on the performance of the Preferred Shares. Additionally, RCBA agrees to share with Reporting Person certain transaction fees, if any, earned by it with respect to the Preferred Shares and to have PB Capital reimburse Reporting Person for certain expenses incurred by Reporting Person in making its investment in the Preferred Shares. Additionally, Reporting Person agrees to bear its pro rata share of the transaction and due diligence expenses incurred by PB Capital or RCBA to the extent not reimbursed by Issuer for these expenses. A copy of the Services Agreement is attached hereto as Exhibit 6.1.

          It is expected that prior to the closing of the Transaction, Reporting Person, on behalf of Separate Account P, PB Capital and Issuer will enter into a Registration Rights Agreement (the "Registration Rights Agreement") under which the Issuer has agreed, among other things, upon the request of the holders of a majority of the Preferred Shares to prepare and file with the Securities and Exchange Commission a registration statement for an offering to be made on a delayed or continuing basis with respect to the Common Shares or other securities issued upon conversion of the Preferred Shares. A copy of the proposed form of Registration Rights Agreement is attached hereto as Exhibit 6.2.

          It is further expected that prior to the closing of the Transaction, Reporting Person, on behalf of Separate Account P, PB Capital, Issuer, The Common Fund and the holders of certain warrants to purchase shares of common stock of the Issuer (the "Initial Warrantholders") will enter into a Securityholders Agreement (the "Securityholders Agreement") under which Reporting Person, PB Capital and The Common Fund, on the one hand, and the Initial Warrantholders, on the other hand, have agreed, among other things, that each of them may participate in a distribution in an underwritten offering under a shelf registration of certain securities by the other, and that each of them may under certain circumstances require the other to become subject to a lockup period with respect to the sale of securities of Issuer. A copy of the proposed form of Securityholders Agreement is attached hereto as Exhibit 6.3.

          Except as set forth above, and as described in Items 3 and 4 hereto, the Reporting Person and all other persons listed in Item 2 do not have any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            The information set forth in the Exhibit Index is incorporated herein by reference.



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1996


                                 THE UNION LABOR LIFE INSURANCE
                                 COMPANY, on behalf of:

                                 THE UNION LABOR LIFE INSURANCE
                                 COMPANY SEPARATE ACCOUNT P



                                 By:  /s/ Michael R. Steed
                                     -----------------------------------------
                                     Michael R. Steed
                                     Senior Vice President, The Union Labor Life
                                     Insurance Company

                                 Exhibit Index


2.1    List of Directors and Officers of Reporting Person and ULLICO Inc.

4.1 Stock Assignment and Assumption Agreement dated as of December 13, 1996 among Reporting Person, on behalf of Separate Account P, PB Capital and
       Issuer.

4.2    Stock Purchase and Sale Agreement dated as of July 24, 1996 among PB
       Capital, Issuer and RCBA together with Second Amendment to Stock Purchase
       Agreement dated as of November 8, 1996.

4.3    Shareholders Agreement dated as of December 13, 1996 between Reporting
       Person, on behalf of Separate Account P, and PB Capital.

6.1    Services Agreement dated as of December 13, 1996 between Reporting
       Person, on behalf of Separate Account P, and RCBA.

6.2 Proposed form of Registration Rights Agreement dated as of _________________, 1996 among Reporting Person, on behalf of Separate
       Account P, PB Capital and Issuer.

6.3 Proposed form of Securityholders Agreement dated as of _______________, 1996 among Reporting Person, on behalf of Separate Account P, PB Capital,
       Issuer, The Common Fund and the Initial Warrantholders.